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Exhibit

Exhibit Description

99.1 Announcement on 2026/07/15: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of common shares of Taiwan Semiconductor Co., Ltd.

Exhibit 99.1

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of common shares of Taiwan Semiconductor Co., Ltd.

1. Name of the securities: common shares of Taiwan Semiconductor Co., Ltd.

2. Trading date: 2026/01/23~2026/07/15

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA

2026/07/15

5. Amount, unit price, and total monetary amount of the transaction:

Trading Volume: 3,706,000 shares;

unit price: NTD 81.63;

total monetary amount: NTD 302,534,400

6. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NTD 137,617,400

7. Relationship with the underlying company of the trade: none

8. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

cumulative volume: 3,035,000 shares;

amount: NTD 135,057,500;

percentage of holdings: 1.15%;

status of any restriction of rights: none

9. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

ratio of total assets: 2.42%;

ratio of shareholder's equity: 3.32%;

the operational capital as shown in the most recent financial statement: NTD 44,980,640,000

10. Concrete purpose of the acquisition or disposal: financing operation

11. Any dissenting opinions of directors to the present transaction: NA

12. Whether the counterparty of the current transaction is a related party: no

13. Trading counterparty and its relationship with the Company: NA

14. Date of ratification by supervisors or approval by the audit committee: NA

15. Date on which material information regarding the same event has been previously released: NA

16. Any other matters that need to be specified: none